UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 26, 2020

EDTECHX HOLDINGS ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38687	83-0570234
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o IBIS Capital Limited 22 Soho Square London, W1D 4NS United Kingdom
(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: +44 207 070 7080

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock and one redeemable warrant	EDTXU	The Nasdaq Stock Market LLC
Common Stock, $0.0001 par value	EDTX	The Nasdaq Stock Market LLC
Redeemable warrants, each exercisable for one share of common stock at an exercise price of $11.50 per share	EDTXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously announced, in connection with the proposed business combination among EdtechX Holdings Acquisition Corp., a Delaware corporation (“EdtechX”), Meten EdtechX Education Group Ltd., a Cayman Islands exempted company (“Holdco”), Meten Education Inc., a Delaware corporation and wholly owned subsidiary of Holdco, Meten Education Group Ltd., a Cayman Islands exempted company and wholly owned subsidiary of Holdco, and Meten International Education Group, a Cayman Islands exempted company (the “Meten”), and pursuant to the Forward Purchase Agreement dated June 18, 2018 (“Forward Purchase Agreement”) between EdtechX and Azimut Enterprises S.r.l. (“Azimut”), on December 12, 2019, Azimut irrevocably consented to purchase, in a private placement to occur concurrently with the consummation of the business combination, up to 2,000,000 of units of EdtechX at $10.00 per unit (or up to an aggregate purchase price of $20,000,000), on substantially the same terms as the sale of units in EdtechX’s initial public offering, with the exact number of units to be purchased to be determined by EdtechX and Holdco.

On February 26, 2020, EdtechX and Holdco jointly notified Azimut that Azimut would be required to purchase 2,000,000 units of EdtechX, for an aggregate investment of $20,000,000, upon the closing of the business combination, representing the full amount of Azimut’s investment under the Forward Purchase Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 28, 2020	EDTECHX HOLDINGS ACQUISITION CORP.

	By:	/s/ Benjamin Vedrenne-Cloquet
Benjamin Vedrenne-Cloquet
Chief Executive Officer